Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for September 2017 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for September 2017 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In September 2017, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 10.84% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 8.43%, passenger capacity on regional routes decreased by 2.21% and passenger capacity for international routes increased by 17.65%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 10.37%. Of which, passenger traffic for domestic, regional and international routes increased by 7.35%, 2.01% and 18.77%, respectively as compared to the same period last year. The passenger load factor was 80.49%, representing a decrease of 0.34 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic routes decreased 0.82 percentage point, and the passenger load factor for regional and international routes increased 3.03 percentage points and 0.74 percentage point as compared to the same period last year, respectively. The Group has launched Chongqing - Shanghai Hongqiao - Chongqing route (seven flights per week) since 15 September 2017, Guangzhou - Colombo - Male - Colombo - Guangzhou route (three flights per week) since 26 September 2017, Guangzhou - Vientiane - Guangzhou route (three flights per week) since 27 September 2017 and Shenzhen - Moscow - Shenzhen route (two flights per week) since 28 September 2017.

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In terms of cargo operations, in September 2017, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 14.02% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 16.01% as compared to the same period last year. The cargo load factor was 56.11%, representing an increase of 0.96 percentage point as compared to the same period last year.

In September 2017, the Group had introduced 10 aircraft, including two A330-300 aircraft, one B787-9 aircraft, seven B737-800 aircraft, had terminated the lease of one B757-200 aircraft. As of the end of September 2017, the Group operated a fleet of 741 aircraft with 265 aircraft self-owned, 210 aircraft under finance lease and 266 aircraft under operating lease.

KEY OPERATION DATA OF SEPTEMBER 2017

	September 2017			Cumulative 2017
Capacity	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	13,322.48	-9.43	7.35	119,294.86	10.51
Regional	238.20	-11.21	2.01	2,162.89	-10.98
International	5,586.18	-8.57	18.77	49,839.66	15.20
Total	19,146.86	-9.21	10.37	171,297.41	11.49
RTK (in million)
Domestic	1,348.06	-4.21	5.96	11,741.27	9.09
Regional	23.33	-6.91	3.53	206.86	-9.21
International	949.86	-0.72	21.86	8,242.12	18.82
Total	2,321.25	-2.84	11.91	20,190.25	12.62
RTK - Cargo and Mail (in million)
Domestic	159.92	14.37	-4.17	1,252.70	-0.83
Regional	2.14	2.94	20.58	17.57	14.95
International	455.13	5.50	25.26	3,880.19	23.36
Total	617.19	7.65	16.01	5,150.46	16.42
Passengers carried (in thousand)
Domestic	9,050.70	-9.64	7.32	80,737.71	10.07
Regional	182.31	-14.25	5.75	1,722.34	-5.21
International	1,250.35	-10.18	17.05	11,397.90	8.80
Total	10,483.36	-9.79	8.36	93,857.95	9.59
Cargo and mail carried (in thousand tonnes)
Domestic	98.59	16.25	-3.96	773.08	-0.62
Regional	1.87	0.29	18.46	15.74	13.60
International	52.22	5.46	25.84	439.31	21.74
Total	152.68	12.11	4.77	1,228.13	6.55

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	September 2017			Cumulative 2017
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	16,396.44	-6.39	8.43	144,520.28	7.99
Regional	324.71	-1.19	-2.21	2,853.71	-13.13
International	7,067.96	-3.27	17.65	60,879.66	13.76
Total	23,789.12	-5.41	10.84	208,253.65	9.24
ATK (in million)
Domestic	1,863.74	-5.37	7.08	16,504.74	6.85
Regional	37.38	-1.42	-2.35	332.09	-13.77
International	1,339.90	1.00	19.90	11,603.72	15.36
Total	3,241.02	-2.79	11.90	28,440.55	9.85
ATK - Cargo and Mail (in million)
Domestic	388.06	-1.26	2.24	3,497.91	2.81
Regional	8.15	-2.22	-2.88	75.26	-15.86
International	703.78	5.20	22.02	6,124.55	16.83
Total	1,100.00	2.77	14.02	9,697.72	11.03

	September 2017			Cumulative 2017
Load Factor	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	81.25	-2.73	-0.82	82.55	1.89
Regional	73.36	-8.27	3.03	75.79	1.83
International	79.04	-4.58	0.74	81.87	1.02
Total	80.49	-3.36	-0.34	82.2	1.66
Cargo and Mail Load Factor
Domestic	41.21	5.63	-2.76	35.81	-1.31
Regional	26.22	1.32	5.10	23.35	6.26
International	64.67	0.18	1.67	63.35	3.35
Total	56.11	2.55	0.96	53.11	2.46
Overall Load Factor (RTK/ATK)
Domestic	72.33	0.87	-0.76	71.14	1.46
Regional	62.42	-3.68	3.55	62.29	3.12
International	70.89	-1.23	1.14	71.03	2.07
Total	71.62	-0.04	0.00	70.99	1.75

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Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

13 October 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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